Calamos Investments
2020 Calamos Court
Naperville, IL 60563
September 1, 2009
BY EDGAR
Mr. Larry Greene
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E., Room 4700
Washington, D.C. 20549
Calamos Global Dynamic Income Fund
Registration Statement on Form N-2
File Nos. 333-153443 and 811-22047
Dear Mr. Greene:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Calamos Global Dynamic Income Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on September 3, 2009 or as soon thereafter as practicable.

Sincerely, Calamos Global Dynamic Income Fund
By:	/s/ Stathy Darcy
Stathy Darcy
Secretary